

May 3, 2023

Blake Baron
Partner
Mitchell Silberberg & Knupp LLP
2049 Century Park East, 18th Floor
Los Angeles, CA 90064

> **Re: FOXO TECHNOLOGIES INC.**
> **Schedule TO-I (PIK Notes)**
> **Filed April 27, 2023**
> **File No. 005-91932**

Dear Blake Baron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I (PIK Notes)

Offer to Amend -- The Offer -- Financial Information Regarding the Company, page 18

1. It appears, based on the response to Item 10 of the Schedule TO, that Foxo financial information disclosure has been incorporated by reference to satisfy that item requirement. Revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions